SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ________________

                              AMENDMENT NO. 1
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                              GROW GROUP, INC.
                         (Name of Subject Company)

                              GROW GROUP, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.10 PER SHARE
                       (Title of Class of Securities)

                                399820 10 9
                   (CUSIP Number of Class of Securities)

                             Lloyd Frank, Esq.
                                 Secretary
                              Grow Group, Inc.
                              200 Park Avenue
                            New York, N.Y.  10166
                               (212) 599-4400

       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:

                          Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                           New York, N.Y.  10022
                               (212) 735-3000



          This Amendment supplements and amends as Amendment No. 1 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on May 4, 1995 (the "Schedule 14D-9"), by Grow Group, Inc., a New York corporation (the "Company"), relating to the tender offer by GDEN Corporation, a New York corporation (the "Purchaser") and an indirect wholly owned subsidiary of Imperial Chemical Industries PLC, a corporation organized under the laws of England ("Parent"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 4, 1995, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Common Stock" or the "Shares"), of the Company at a price of $18.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1995 and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     CERTAIN LITIGATION.

            On May 4, 1995, the Company learned that a purported class action entitled Miriam Sarnoff and Frederick Rand v. Grow Group, Inc. et al. was filed on May 2, 1995 in the Supreme Court of the State of New York, New York County (the "Sarnoff State Action") on behalf of the Company's shareholders. In addition to the Company, all members of the Company's Board of Directors are named as defendants in the Sarnoff State Action. The complaint in the Sarnoff State Action alleges that the proposed transaction is grossly unfair and detrimental to the Company's shareholders. The complaint asserts that the defendants agreed to the proposed transaction in order to enable the defendants to maintain their positions as directors and officers of the Company, and to benefit Corimon, which allegedly had an incentive to accept a low bid because it needed to raise cash quickly in order to fund its recently announced acquisition of "Standard Paints" in California. The complaint further alleges that the merger agreement prohibits defendants from negotiating with third parties, and that as a result, there was no possibility that competition between Parent and other companies could have driven up the purchase price. The complaint in the Sarnoff State Action seeks, among other relief, an order requiring defendants to announce their intention to cooperate with any entity having a bona fide interest in proposing a transaction that would maximize shareholder value, undertake an evaluation of the Company's worth as a merger/acquisition candidate, and act independently to protect the shareholders' interests. The complaint also seeks an accounting for damages allegedly suffered by shareholders as a result of the acts and transaction alleged in the complaint.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.

          Exhibit 14     Complaint entitled Miriam Sarnoff and
                         Frederick Rand v. Grow Group, Inc. et. al., filed in the Supreme Court of the State of New York, New York County.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 5, 1995                GROW GROUP, INC.

                                        By /s/ Lloyd Frank
                                           Title:  Secretary


                               EXHIBIT INDEX

     EXHIBIT
     NUMBER        DESCRIPTION

     14 Class Action Complaint entitled Miriam Sarnoff and Frederick Rand v. Grow Group, Inc. et. al., filed in the Supreme Court of the State of New
                   York, New York County.